SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                	     (Amendment No. 1)
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      		 Invesco Trust for Investment Grade New York Municipals
				   (VTN)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   46131T101
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               May 7, 2024
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46131T101
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  1,859,165 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  1,859,165 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,859,165 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.55%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
-------------------------------------------------------------------------------

CUSIP No. 46131T101
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  1,859,165 Shares
   REPORTING        -----------------------------------------------------------
   PERSON            9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  1,859,165 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,859,165 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)  [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.55%

14   TYPE OF REPORTING PERSON (See Instructions)

     IA

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment") amends and supplements the statement on Schedule 13D filed on March 28, 2024
(the "Original Schedule 13D"), relating to the shares of Common Stock ("Shares") of the Invesco Trust for Investment Grade New York Municipals (the "Issuer").
Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D.

ITEM 5   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to read as follows:

a) and b)
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 19,477,753 Shares outstanding as of May 7, 2024, which is the total number of Shares outstanding as reported on the Issuer's most recent semiannual report. As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 1,859,165 Shares held in client accounts which represent 9.55% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

c) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

d) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

e) Not applicable

ITEM 7   Materials to be Filed as Exhibits

Exhibit A:  Schedule of Transactions in Shares by Sit Entities in the last
60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
May 7, 2024

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

------------------ ------------------ 		------------------ ------------------
						Shares of Common
Date of  	    Transaction	   		Stock Purchased	   	Price
Transaction	    Type				/(Sold)		Per Share ($)
------------------ ------------------ 		------------------ ------------------
3/7/2024		BUY			6,199.00			10.59
3/8/2024		BUY			600.00				10.60
3/8/2024		BUY			300.00				10.60
3/8/2024		BUY			9,525.00			10.60
3/8/2024		BUY			7,600.00			10.60
3/8/2024		BUY			2,200.00			10.60
3/8/2024		BUY			200.00				10.60
3/8/2024		BUY			400.00				10.60
3/8/2024		BUY			300.00				10.60
3/8/2024		BUY			3,500.00			10.60
3/13/2024		BUY			4,999.00			10.73
3/13/2024		BUY			5,200.00			10.73
3/13/2024		BUY			3,900.00			10.73
3/14/2024		BUY			3,830.00			10.63
3/18/2024		BUY			100.00				10.68
3/19/2024		BUY			221.00				10.73
3/19/2024		BUY			1,400.00			10.73
3/19/2024		BUY			1,549.00			10.73
3/20/2024		BUY			1,400.00			10.72
3/20/2024		BUY			900.00				10.72
3/20/2024		BUY			700.00				10.72
3/20/2024		BUY			5,500.00			10.72
3/20/2024		BUY			500.00				10.72
3/20/2024		BUY			3,600.00			10.72
3/20/2024		BUY			1,100.00			10.72
3/20/2024		BUY			4,400.00			10.72
3/20/2024		BUY			700.00				10.72
3/20/2024		BUY			8,553.00			10.72
3/21/2024		BUY			800.00				10.73
3/21/2024		BUY			500.00				10.73
3/21/2024		BUY			12,840.00			10.73
3/21/2024		BUY			10,500.00			10.73
3/21/2024		BUY			400.00				10.73
3/21/2024		BUY			3,100.00			10.73
3/21/2024		BUY			260.00				10.73
3/21/2024		BUY			2,000.00			10.73
3/21/2024		BUY			600.00				10.73
3/21/2024		BUY			2,400.00			10.73
3/21/2024		BUY			400.00				10.73
3/21/2024		BUY			400.00				10.73
3/21/2024		BUY			4,900.00			10.73
3/21/2024		BUY			700.00				10.73
3/22/2024		BUY			200.00				10.78
3/22/2024		BUY			1,900.00			10.78
3/22/2024		BUY			2,254.00			10.78
3/22/2024		BUY			2,000.00			10.78
3/22/2024		BUY			1,500.00			10.78
3/25/2024		BUY			200.00				10.74
3/26/2024		BUY			200.00				10.80
3/26/2024		BUY			100.00				10.80
3/26/2024		BUY			3,200.00			10.80
3/26/2024		BUY			2,600.00			10.80
3/26/2024		BUY			100.00				10.80
3/26/2024		BUY			800.00				10.80
3/26/2024		BUY			100.00				10.80
3/26/2024		BUY			500.00				10.80
3/26/2024		BUY			200.00				10.80
3/26/2024		BUY			600.00				10.80
3/26/2024		BUY			100.00				10.80
3/26/2024		BUY			100.00				10.80
3/26/2024		BUY			1,200.00			10.80
3/26/2024		BUY			200.00				10.80
3/27/2024		BUY			11,100.00			10.81
3/27/2024		BUY			8,900.00			10.81
03/28/2024		BUY			500.00				10.81
03/28/2024		BUY			300.00				10.81
03/28/2024		BUY			7,915.00			10.81
03/28/2024		BUY			6,400.00			10.81
03/28/2024		BUY			200.00				10.81
03/28/2024		BUY			1,900.00			10.81
03/28/2024		BUY			200.00				10.81
03/28/2024		BUY			1,200.00			10.81
03/28/2024		BUY			400.00				10.81
03/28/2024		BUY			1,500.00			10.81
03/28/2024		BUY			200.00				10.81
03/28/2024		BUY			200.00				10.81
03/28/2024		BUY			2,900.00			10.81
03/28/2024		BUY			400.00				10.81
04/10/2024		BUY			1,800.00			10.56
04/10/2024		BUY			1,600.00			10.56
04/10/2024		BUY			100.00				10.56
04/10/2024		BUY			800.00				10.56
04/10/2024		BUY			200.00				10.56
04/10/2024		BUY			600.00				10.56
04/10/2024		BUY			3,100.00			10.56
04/10/2024		BUY			3,074.00			10.56
04/10/2024		BUY			1,000.00			10.56
04/10/2024		BUY			1,600.00			10.56
04/10/2024		BUY			1,400.00			10.56
04/10/2024		BUY			1,500.00			10.56
04/10/2024		BUY			2,000.00			10.56
04/10/2024		BUY			2,600.00			10.56
04/10/2024		BUY			1,200.00			10.56
04/10/2024		BUY			2,500.00			10.56
04/11/2024		BUY			5,513.00			10.53
04/12/2024		BUY			2,800.00			10.59
04/12/2024		BUY			2,300.00			10.59
04/12/2024		BUY			100.00				10.59
04/12/2024		BUY			1,200.00			10.59
04/12/2024		BUY			300.00				10.59
04/12/2024		BUY			1,100.00			10.59
04/12/2024		BUY			4,400.00			10.59
04/12/2024		BUY			883.00				10.59
04/12/2024		BUY			4,600.00			10.59
04/12/2024		BUY			1,500.00			10.59
04/12/2024		BUY			2,200.00			10.59
04/12/2024		BUY			2,100.00			10.59
04/12/2024		BUY			2,400.00			10.59
04/12/2024		BUY			3,100.00			10.59
04/12/2024		BUY			3,900.00			10.59
04/12/2024		BUY			1,900.00			10.59
04/12/2024		BUY			3,800.00			10.59
04/15/2024		BUY			400.00				10.50
04/15/2024		BUY			100.00				10.50
04/15/2024		BUY			300.00				10.50
04/15/2024		BUY			1,500.00			10.50
04/15/2024		BUY			1,500.00			10.50
04/15/2024		BUY			500.00				10.50
04/15/2024		BUY			800.00				10.50
04/15/2024		BUY			700.00				10.50
04/15/2024		BUY			700.00				10.50
04/15/2024		BUY			916.00				10.50
04/15/2024		BUY			1,300.00			10.50
04/15/2024		BUY			600.00				10.50
04/15/2024		BUY			1,200.00			10.50
04/18/2024		BUY			1,600.00			10.44
04/18/2024		BUY			100.00				10.44
04/18/2024		BUY			900.00				10.44
04/18/2024		BUY			200.00				10.44
04/18/2024		BUY			800.00				10.44
04/18/2024		BUY			3,400.00			10.44
04/18/2024		BUY			3,400.00			10.44
04/18/2024		BUY			1,100.00			10.44
04/18/2024		BUY			1,700.00			10.44
04/18/2024		BUY			800.00				10.44
04/18/2024		BUY			1,700.00			10.44
04/18/2024		BUY			2,300.00			10.44
04/18/2024		BUY			2,900.00			10.44
04/18/2024		BUY			1,300.00			10.44
04/18/2024		BUY			2,800.00			10.44
04/22/2024		BUY			200.00				10.43
04/22/2024		BUY			600.00				10.43
04/22/2024		BUY			2,700.00			10.43
04/22/2024		BUY			2,800.00			10.43
04/22/2024		BUY			900.00				10.43
04/22/2024		BUY			1,400.00			10.43
04/22/2024		BUY			2,100.00			10.43
04/22/2024		BUY			1,500.00			10.43
04/22/2024		BUY			1,900.00			10.43
04/22/2024		BUY			2,400.00			10.43
04/22/2024		BUY			1,100.00			10.43
04/22/2024		BUY			2,400.00			10.43
04/24/2024		BUY			200.00				10.44
04/24/2024		BUY			1,800.00			10.44
04/24/2024		BUY			2,100.00			10.44
04/24/2024		BUY			1,900.00			10.44
04/24/2024		BUY			5,681.00			10.44
04/26/2024		BUY			8,600.00			10.30
04/26/2024		BUY			200.00				10.30
04/26/2024		BUY			4,000.00			10.30
04/26/2024		BUY			600.00				10.30
04/26/2024		BUY			2,100.00			10.30
04/26/2024		BUY			5,500.00			10.30
04/26/2024		BUY			9,600.00			10.30
04/26/2024		BUY			3,000.00			10.30
04/26/2024		BUY			4,800.00			10.30
04/26/2024		BUY			4,400.00			10.30
04/26/2024		BUY			4,800.00			10.30
04/26/2024		BUY			6,400.00			10.30
04/26/2024		BUY			20,900.00			10.30
04/26/2024		BUY			3,800.00			10.30
04/26/2024		BUY			7,800.00			10.30
04/29/2024		BUY			3,826.00			10.37
04/30/2024		BUY			700.00				10.34
04/30/2024		BUY			300.00				10.34
05/01/2024		BUY			3,769.00			10.39
05/06/2024		BUY			3,500.00			10.59
05/06/2024		BUY			1,200.00			10.59
05/06/2024		BUY			1,600.00			10.59
05/06/2024		BUY			1,700.00			10.59
05/06/2024		BUY			2,142.00			10.59
05/06/2024		BUY			1,300.00			10.59
05/06/2024		BUY			2,900.00			10.59